Exhibit 99.2

The following table sets forth the actual capitalization and indebtedness, and cash and cash equivalents, of Diageo as of June 30, 2020, based on amounts determined in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Other than the items as described in notes (1) and (5) to the following table, there has been no material change in the capitalization and indebtedness of Diageo since June 30, 2020.

As of June 30, 2020
Actual
£ million
Indebtedness
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,995
Long term borrowings	14,790
Lease liabilities	470
Total indebtedness	17,255
Capitalization
Share capital	742
Share premium	1,351
Capital redemption reserve	3,201
Fair value, hedging and exchange reserve	(929)
Own shares	(1,936)
Other retained earnings	4,343

Equity attributable to the equity shareholders of the parent company	6,772

Non-controlling interests	1,668

Total equity	8,440

Total capitalization and indebtedness	25,695

Cash and cash equivalents	3,323

(1)

As of July 31, 2020, 2,561,988,804 ordinary shares of 28 101/108 pence each were issued, all of which were fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

(2)	Subject to approval by shareholders, Diageo has recommended a final dividend of 42.47 pence per share to be paid to holders of ordinary shares on October 8, 2020.
(3)

See note 18 to Diageo’s consolidated financial statements for the fiscal year ended June 30, 2020 for information on performance guarantees or indemnities in respect of liabilities of third parties as of June 30, 2020. There have been no material changes to such performance guarantees or indemnities in respect of liabilities of third parties since June 30, 2020.

(4)	As of June 30, 2020, £1 million of the group’s net borrowings were secured by assets of the group. There have been no material changes to such secured borrowings since June 30, 2020.
(5)	On July 15, 2020, Diageo repaid $696 million of 4.828% bonds due 2020.